BACON LAW GROUP

Thomas C. Bacon, Principal TBacon@baconlawgroup.com	1601 N. Sepulveda Boulevard, #349 Manhattan Beach, CA 90266 (310) 880-2698

May 11, 2016

VIA EDGAR

Karen Rossotto

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-206730

Dear Ms. Rossotto:

On behalf of Triton Pacific Investment Corporation, Inc. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2 (File No. 333-206730) filed on April 1, 2016 (the “Registration Statement”). Concurrently with the filing of this letter, the Company is filing its Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (“Amendment 2”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, and each comment is followed by the Company’s response.

1.        In the discussions throughout Amendment 1 regarding the Company’s efforts to obtain exemptive relief to allow it to offer multiple classes of its shares, please add disclosure indicating that there is no guarantee that the Company will obtain the requested exemptive relief. In addition, please add disclosure that investors could suffer a substantial or entire loss of their investment in the Company.

Response: The Company has included this disclosure throughout Amendment 2 where appropriate in response to the Staff’s comment.

2.        Please define the term liquidity event the first time it appears in the Registration Statement or indicate where the definition of liquidity event can be found.

Response: The Company has made the requested revisions to Amendment 2 in response to the Staff’s comment.

3.         In multiple places in the Registration Statement, the Company discloses that investors “will not have the opportunity to evaluate [the Company’s] investments prior to purchasing shares.” Please revise this disclosure and similar disclosure where it appears in the Registration Statement to indicate that this statement applies to future investments of the Company and not existing investments of the Company.

Karen Rossotto

May 11, 2016

Response: The Company has included this disclosure throughout Amendment 2 where appropriate in response to the Staff’s comment.

4.        In the table on the bottom of the cover page, please state the sales load as a percentage of the offering price, rather than as a dollar amount.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

5.        In the discussion of the multiple classes of shares, please use plain English to discuss the fees payable on the different classes of shares.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

6.        Please provide additional disclosure regarding when the Company believes its offering stage will be completed.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

7.        In the second to last bullet point on page 3 of the Registration Statement, please clarify what is meant by an investor tendering his or her shares. Please make conforming revisions where appropriate.

Response: The Company has made the requested changes to Amendment 2 where appropriate in response to the Staff’s comment.

8.        On page 4 of the Registration Statement, the Company states that it is a non-diversified fund and that it may concentrate its investments in a single industry. Please revise to state that the Company may focus its investments in a single industry.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

9.        In the last bullet point on page 5, please add disclosure indicating that there are no guarantees that the Company’s shares will be listed on a national securities exchange.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

10.        On page 5 under the heading “Our Market Opportunity” please clarify the statement that “business owners plan to monetize their businesses within the next five years.”

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

Karen Rossotto

May 11, 2016

11.        On page 6 of the Registration Statement, in the first bullet point under the heading “Investment Objectives,” please revise the disclosure to make it consistent with the Company’s stated objective to focus primarily on private equity investments.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

12.        In the sixth bullet point on page 6 of the Registration Statement, please further clarify the term “well-balanced portfolio.”

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

13.        In the first paragraph of page 7, please explain how the Company’s private equity investments can range from $250,000 to $25 million given the Company’s level of funding to date.

Response: The Company believes that although it currently is not in a position to invest up to $25 million in any single investment, the Company does in fact intend to invest up to that amount if it has a sufficient capital base to do so. The Company believes that it is important to provide investors with this total proposed range of investments as this description will provide investors with a more accurate description of the types of private equity investments the Company intends to make. We would point out that the Company’s disclosure does state that the total amount of any investment will vary due to a number of factors, including the size of the Company’s capital base at the time of its investment.

14.        In the third paragraph of page 16, please revise the disclosure to delete the reference to the Company’s performance with respect to participation in the share repurchase program.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

15.        In the discussion of a liquidity event on page 16, please revise the disclosure to make it clear that the timing of a liquidity event is uncertain because the Company may extend its offering indefinitely.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

16.        On page 17 of the Registration Statement, please confirm that the Company has included disclosure regarding the potential conflicts of interest that exist when the Adviser causes the Company to incur additional indebtedness.

Response: The Company so confirms, and refers the Staff to the risk factor styled “Our fee structure may induce our Adviser to cause us to borrow and make speculative investments.”

17.        In footnote 4 of the Fees and Expenses table, please further escribe the type of expenses included in the term “due diligence expenses.”

Karen Rossotto

May 11, 2016

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

18.        On the top of page 28 of the Registration Statement, please delete the last sentence referring to a shareholders’ ability to submit shares following the expiration of the offering.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

19.        Please revise the question and answer at the bottom of page 29 to make it clear that shareholders will not be able to sell their shares in a secondary market.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

20.        On page 41 of the Registration Statement that begins with “We may be subject to taxation based on our acquisition of instruments that do not generate cash flow,” please consider whether this risk factor is still relevant given the company’s proposed investment strategies.

Response: The Company believes that this risk factor is still relevant to its business and operations. The Company does not discuss OID investments or PIK interest in its proposed investment strategies as the Company does not believe that these investments constitute “investment strategies” but rather are simply the types of securities the Company may acquire in executing its investment strategy. Because of the potential risks to investors involved with these types of instruments, the Company believes that it is important to include the risk factor included on page 41 of the Registration Statement as part of its disclosure to investors.

21.        In the risk factor on the bottom of page 47 that begins with “The shares sold in this offering will not be listed on an exchange or quoted through a quotation system…”, please revise to indicate that the offering period may continue indefinitely and that, as a result, the timing of a liquidity event is uncertain and may be extended indefinitely as well.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

22.        Please revise the risk factor on page 48 to clarify that the Adviser may only recommend delaying the consideration of a liquidity event.

Response: The Company has made the requested changes to Amendment 2 to make it clear that the Adviser can only recommend delaying the consideration of a liquidity event in response to the Staff’s comment.

23.        Please revise the disclosure at the bottom of page 49 that states that the Company intends to limit the number of shares repurchased.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

Karen Rossotto

May 11, 2016

24.        Please consider moving the risk factor on page 50 regarding dilution to earlier in the risk factor section.

Response: The Company considered the importance of this risk factor relative to the other risk factors contained in the Registration Statement and concluded its placement was appropriate given the potential risks involved with future share issuances. In particular, the Company feels that although future share issuances may be dilutive to current shareholders in the absolute sense, the restrictions on sales of shares below the Company’s net assets value per share contained in the Company Act significantly mitigate the risks of dilution arising out of future issuances of shares.

26.        On page 144 of the Registration Statement, please make it clear to investors that they are unlikely to be able to sell their shares in a secondary market regardless of the performance of the Company.

Response: The Company has made the requested changes to Amendment 2 in response to the Staff’s comment.

If you have any questions, or if you require additional information, please do not hesitate to contact Mr. Thomas C. Bacon at (310) 880-2698.

Very truly yours,

/s/ Thomas C. Bacon

Thomas C. Bacon, Esq.

Attorney for Triton Pacific Investment Corporation, Inc.

Exhibit 1

TRITON PACIFIC INVESTMENT CORPORATION
6701 Center Drive West, 14th Floor

Los Angeles CA 90045

May 11, 2016

VIA EDGAR

Karen Rossotto

Securities and Exchange Commission

100 F. Street, NE

Washington DC 20549

Re:	Triton Pacific Investment Corporation, Inc.
File Nos. 333-206730

Dear Ms. Fettig.

Reference is made to the letter dated May 11, 2016 from Thomas C. Bacon, counsel for Triton Pacific Investment Corporation, Inc. (the “Company”), responding to comments received telephonically from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form N-2 (File No. 333-206730).

This letter shall confirm that the Company understands that it is responsible for the adequacy and accuracy of the disclosures in its filings. Furthermore, the Company acknowledges that (i) neither Staff comments nor changes in disclosure in response to Staff comments foreclose the Commission from taking any action with respect to the filings and (ii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Craig Faggen

Craig Faggen,  President,

Triton Pacific Investment Corporation, Inc.